

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Chaitanya Kanojia
Chief Executive Officer
Starry Group Holdings, Inc.
38 Chauncy Street, Suite 200
Boston, MA 02111

> **Re: Starry Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 18, 2022**
> **File No. 333-264363**

Dear Mr. Kanojia:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Future sales, or the perception of future sales..., page 28

1. Please disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding to illustrate the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. Also disclose that even though the current trading price is near or below the SPAC IPO price, the Sponsor and private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition...
Liquidity and Capital Resources, page 51

2. In light of the significant number of redemptions, revisions to the amount of private funding and cash you received in connection with the business combination, and the potential that the company will not receive significant proceeds from exercises of the warrants, expand your discussion of capital resources to address the changes in the company's liquidity position since the business combination. In your discussion, quantify the total amount of cash the company received in the business combination instead of the minimum and maximum cash you could have received in the business combination transactions and additional private investments. Specifically discuss the impact on the company's liquidity position, ability to remain in compliance with the covenants under the Starry Credit Agreement and ability to continue as a going concern as a result of of the following changes that occurred after the shareholder vote on the business combination transactions:
    • the waiver of the $300 million minimum cash condition for consummating the business combination;
    • the convertible note investment for up to $150 million not occurring;
    • not paying down the company's debt under the Starry Credit Agreement; and
    • decreasing the purchase price and increasing the number of shares issued in the PIPE Investment and Series Z Investment.

    If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

General

3. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the price paid by the public securityholders to acquire their shares and warrants, and the prices paid by the Sponsor, private placement investors, public shareholders who entered into non-redemption agreements, and other selling securityholders to acquire their shares and warrants. Disclose that while these selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

4. We note that the warrants are exercisable for $1.2415 shares of Class A common stock; however, only a whole warrant may be exercised by a warrant holder. Since the exercise of whole warrants will result in the issuance of fractional shares, please highlight this fact and the implications to warrant holders. Provide a risk factor discussing the risks to warrant holders.

5.　Where you discuss potential proceeds you may receive upon exercise of the warrants, please highlight that you may not receive cash upon the exercise of the warrants due to the Sponsor being able to exercise its 6,853,333 private warrants on a cashless basis and the company currently being able redeem the public and private warrants on a cashless basis for a number of Class A shares determined based on the redemption date and the fair market value of the Class A shares.

　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　Please contact Jeff Kauten, Staff Attorney, at 202-551-3447 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:　Shagufa R. Hossain, Esq.